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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Lenox Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
526262100
(CUSIP Number)
John L. Morgan
4200 Dahlberg Drive, Suite 100
Minneapolis, Minnesota 55422-4837
Telephone Number (763) 520-8500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
With a copy to:
Jonathan B. Levy
Lindquist & Vennum P.L.L.P.
4200 IDS Center
Minneapolis, Minnesota 55402
(612) 371-3211
January 5, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	526262100	Page	2	of	8

1	NAMES OF REPORTING PERSONS: John L. Morgan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MN

	7	SOLE VOTING POWER:

NUMBER OF		100,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		191,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER:

		191,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	526262100	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Kirk A. MacKenzie

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	FL

	7	SOLE VOTING POWER:

NUMBER OF		10,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		101,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,000

WITH	10	SHARED DISPOSITIVE POWER:

		101,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	111,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	526262100	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Rush River Group, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MN

	7	SOLE VOTING POWER:

NUMBER OF		91,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		91,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	91,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.64%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	526262100	Page	5	of	8

1	NAMES OF REPORTING PERSONS: Jack A. Norqual

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MN

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		91,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		91,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	91,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.64%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on July 18, 2006 (“Schedule 13D”), as amended August 16, 2006, October 13, 2006 and December 15, 2006.
Pursuant to this Amendment No. 5 to Schedule 13D, Item 5 the Schedule 13D is hereby amended as follows:
Item 5.       Interest in Securities of Issuer
     (a) Aggregate number and percentage of class beneficially owned: As of January 5, 2007, the Reporting Persons owned the amount of Common Stock set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock based on 14,125,111 shares outstanding as of October 27, 2006, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2006.

Reporting Person	Shares of Common Stock	Percent of Common Stock
Rush River Group	91,000	0.64%
Morgan	100,000	0.70%
MacKenzie	10,000	0.07%
Norqual	0	0.00%
As of January 5, 2007, the Reporting Persons beneficially owned an aggregate 201,000 shares of Common Stock representing 1.42% of the outstanding shares of Common Stock of the Issuer based on 14,125,111 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the period ended September 30, 2006.
     (b) Voting and Dispositive Power:
The information set forth in Items 7 through 11 of the cover pages is incorporated herein by reference.
     (c) Transactions within the past 60 days: Information concerning transactions in the common stock effected by the Reporting Persons in the past 60 days and not previously reported on Schedule 13D is set forth in Appendix A hereto and incorporated herein by reference. All of the transactions were open market sales.
     (d) Right to Direct the Receipt of Dividends: Not applicable.
     (e) Last Date on Which Reporting Persons Ceased to be a 5% Holder: January 5, 2007.

      Signature
      After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: January 8, 2007

Name	/s/ John L. Morgan
John L. Morgan

Rush River Group, LLC
By:	/s/ John L. Morgan
Title: Member

APPENDIX A
Transactions by the Reporting Persons in Lenox Group, Inc. during the past 60 days and not previously reported:

Reporting Person	Date	Number of Shares Sold	Price Per Share
Morgan
	December 18	2,300	7.4637
	December 19	1,800	7.2437
	December 20	5,700	7.1015
	December 21	3,100	7.0165
	December 27	7,000	6.1215
	December 28	1,000	6.8317
	December 29	36,000	6.4763
	January 3	13,400	6.7014
	January 4	2,000	6.6958
	January 5	678,000	4.2790
Norqual
	December 29	5,000	6.4100
	January 3	5,000	6.4100